Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021 (Expressed in US Dollars)

LITHIUM AMERICAS CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(Expressed in thousands of US dollars)

		September 30,	December 31,
	Note	2021	2020
		$	$
CURRENT ASSETS
Cash and cash equivalents	4	482,142	148,070
Receivables, prepaids and deposits		1,821	1,250
Deferred financing costs		591	1,094
		484,554	150,414
Assets held for sale		-	3,926
		484,554	154,340

NON-CURRENT ASSETS
Restricted cash		-	150
Loans to Exar Capital	6	65,324	34,562
Investment in Cauchari-Olaroz project	6	145,020	131,394
Long-term receivable from JEMSE	6	6,084	-
Investment in Arena Minerals	5	3,265	-
Warrants to purchase shares in Arena Minerals	5	2,794	-
Property, plant and equipment	7	3,490	1,935
Exploration and evaluation assets		5,636	4,342
		231,613	172,383
TOTAL ASSETS		716,167	326,723

CURRENT LIABILITIES
Accounts payable and accrued liabilities		6,178	5,204
Current portion of long-term liabilities	8	2,259	3,550
		8,437	8,754
NON-CURRENT LIABILITIES
Credit and loan facilities	8	172,372	121,221
Decommissioning provision		326	326
Other liabilities	8	7,612	5,719
		180,310	127,266
TOTAL LIABILITIES		188,747	136,020

SHAREHOLDERS’ EQUITY
Share capital		686,876	307,152
Contributed surplus		30,662	27,204
Accumulated other comprehensive loss		(3,487)	(3,487)
Deficit		(186,631)	(140,166)
TOTAL SHAREHOLDERS’ EQUITY		527,420	190,703
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		716,167	326,723

Subsequent events (Note 16)

Approved for issuance on November 12, 2021

On behalf of the Board of Directors:

“Fabiana Chubbs”	“George Ireland”
Director	Director

2

LITHIUM AMERICAS CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2021	2020	2021	2020
		$	$	$	$
EXPENSES
Exploration and evaluation expenditures	12	(12,376)	(3,285)	(25,902)	(12,973)
General and administrative	11	(2,307)	(1,401)	(7,186)	(5,017)
Equity compensation	9	(925)	(702)	(3,225)	(4,204)
Share of loss of Cauchari-Olaroz project		(862)	(355)	(1,959)	(355)
Share of loss of Arena Minerals		(170)	-	(170)	-
		(16,640)	(5,743)	(38,442)	(22,549)
OTHER ITEMS
Loss on JEMSE Transaction	6	-	-	(4,712)	-
Gain on Cauchari-Olaroz transactions		-	288	-	288
Transaction costs		-	(477)	(86)	(1,195)
Foreign exchange (loss)/gain		(142)	783	106	(267)
Finance costs		(3,429)	(1,206)	(8,761)	(1,206)
Finance and other income		2,972	360	5,314	539
		(599)	(252)	(8,139)	(1,841)
NET LOSS BEFORE TAX		(17,239)	(5,995)	(46,581)	(24,390)
Tax expense		-	(305)	-	(1,219)
NET LOSS BEFORE DISCONTINUED OPERATIONS		(17,239)	(6,300)	(46,581)	(25,609)

INCOME/(LOSS) FROM DISCONTINUED OPERATIONS		26	(185)	116	(884)

NET LOSS		(17,213)	(6,485)	(46,465)	(26,493)

OTHER COMPREHENSIVE (LOSS)/INCOME
ITEMS THAT MAY BE RECLASSIFIED SUBSEQUENTLY TO NET (LOSS)/INCOME
Unrealized (loss)/income on translation to reporting currency		-	(452)	-	249

TOTAL COMPREHENSIVE LOSS		(17,213)	(6,937)	(46,465)	(26,244)
BASIC AND DILUTED LOSS PER SHARE FROM CONTINUING OPERATIONS		(0.14)	(0.07)	(0.39)	(0.29)
BASIC AND DILUTED LOSS PER SHARE		(0.14)	(0.07)	(0.39)	(0.29)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING-BASIC AND DILUTED		119,931	90,817	118,337	90,313

3

LITHIUM AMERICAS CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

(Expressed in thousands of US dollars, shares in thousands)

	Share capital
	Number	Amount	Contributed surplus	Accumulated other comprehensive income/(loss)	Deficit	Shareholders’ equity
	of shares	$	$	$	$	$
Authorized share capital: Unlimited common shares without par value
Balance December 31, 2019	89,843	200,913	28,404	(3,867)	(65,829)	159,621
Shares issued on conversion of RSUs, DSUs and exercise of stock options	1,515	6,783	(5,247)	-	-	1,536
Equity compensation (Note 9)	-	-	4,138	-	-	4,138
DSUs issued in lieu of directors' fees	-	-	358	-	-	358
Debit to equity as a result of the 2020 Cauchari Transaction (Note 6)	-	-	-	-	(38,103)	(38,103)
Net loss	-	-	-	-	(26,493)	(26,493)
Other comprehensive income	-	-	-	249	-	249
Balance September 30, 2020	91,358	207,696	27,653	(3,618)	(130,425)	101,306

Balance, December 31, 2020	101,103	307,152	27,204	(3,487)	(140,166)	190,703
Shares issued on conversion of RSUs, DSUs and exercise of stock options	682	2,333	(1,627)	-	-	706
Shares issued pursuant to the underwritten public offering (Note 9)	18,182	400,000	-	-	-	400,000
Shares issuance costs (Note 9)	-	(22,609)	-	-	-	(22,609)
Equity compensation (Note 9)	-	-	5,085	-	-	5,085
Net loss	-	-	-	-	(46,465)	(46,465)
Balance September 30, 2021	119,967	686,876	30,662	(3,487)	(186,631)	527,420

4

LITHIUM AMERICAS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Expressed in thousands of US dollars)

		Nine Months Ended September 30,
	Note	2021	2020
		$	$
OPERATING ACTIVITIES
Net loss		(46,465)	(26,493)
Items not affecting cash and other items:
Equity compensation		3,225	4,204
Depreciation		601	508
Foreign exchange (gain)/loss		(106)	267
Share of loss of Cauchari-Olaroz project		1,959	355
Share of loss of Arena Minerals		170	-
Gain on Cauchari-Olaroz Transactions		-	(288)
Loss on JEMSE transaction		4,712	-
Unrealized gain on investments		(1,453)	-
Other items		(1,478)	1,273
Payment of interest capitalized in property, plant and equipment		-	(6,516)
Changes in non-cash working capital items:
Increase in receivables, prepaids and deposits		(607)	(137)
Decrease in inventories		-	357
Increase in accounts payable and accrued liabilities		2,727	2,697
Net cash used in operating activities		(36,715)	(23,773)
INVESTING ACTIVITIES
Loans to Exar Capital	6	(52,920)	-
Repayment of loans as part of transactions	6	-	40,000
Contribution to Investment in Cauchari-Olaroz project		(1,559)	(92)
Cash disposed as a result of transactions		-	(5,432)
Investment in Arena Minerals	5	(4,794)	-
Proceeds from sale of assets held for sale		4,034	-
Additions to exploration and evaluation assets		(1,294)	(480)
Release of restricted cash		150	-
Additions to property, plant and equipment		(426)	(61,270)
Net cash used in investing activities		(56,809)	(27,274)
FINANCING ACTIVITIES
Proceeds from stock option exercises		706	1,536
Proceeds from the underwritten public offering	9	400,000	-
Equity offering issuance costs	9	(22,609)	-
Drawdowns from the credit facilities	8	50,120	36,708
Finance lease repayments		(321)	(232)
Repayment of long-term borrowings		(424)	(107)
Other	8	-	1,500
Net cash provided by financing activities		427,472	39,405
EFFECT OF FOREIGN EXCHANGE ON CASH		124	(84)
CHANGE IN CASH AND CASH EQUIVALENTS		334,072	(11,726)
CASH AND CASH EQUIVALENTS - BEGINNING OF THE PERIOD		148,070	83,614
CASH AND CASH EQUIVALENTS - END OF THE PERIOD		482,142	71,888

Supplemental disclosure with respect to cash flows (Note 14).

5

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

1.	NATURE OF OPERATIONS

Lithium Americas Corp. (“Lithium Americas” or the “Company”) is a Canadian-based resource company focused on the advancement of two significant lithium projects: the Cauchari-Olaroz project (“Cauchari-Olaroz”), located in Jujuy Province, Argentina, and the Thacker Pass project (“Thacker Pass”), located in north-western Nevada, USA.  Cauchari-Olaroz is a lithium brine project and is owned by a legal entity in Argentina, Minera Exar S.A. (“Minera Exar”). Minera Exar is owned by the Company (44.8%), Ganfeng Lithium Co. Ltd. (“Ganfeng”) (46.7%) and Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”) (8.5%), a mining investment company owned by the government of Jujuy Province in Argentina. Thacker Pass is a sedimentary-based lithium property located in the McDermitt Caldera in Humboldt County, Nevada, and is 100% owned by the Company’s wholly owned subsidiary, Lithium Nevada Corp. (“Lithium Nevada”).

The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “LAC”.

The Company’s head office and principal address is Suite 300, 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5.

To date, the Company has not generated significant revenues and has relied on equity and other financings to fund operations. The underlying values of exploration and evaluation assets, property, plant and equipment and the investment in Cauchari-Olaroz project are dependent on the existence of economically recoverable reserves, maintaining title and beneficial interest in the properties, and the ability of the Company to obtain the necessary financing to complete permitting and development, and to attain future profitable operations.

2.	BASIS OF PREPARATION AND PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. These condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2020, which have been prepared in accordance with IFRS.

These condensed consolidated interim financial statements are expressed in US dollars, the Company’s presentation currency. The Company has used the same accounting policies and methods of computation as in the consolidated financial statements for the year ended December 31, 2020.

6

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES

Critical Accounting Estimates and Judgments

The preparation of these condensed consolidated interim financial statements in conformity with IFRS applicable to the preparation of interim financial statements requires judgments, estimates, and assumptions that affect the amounts reported. Those estimates and assumptions concerning the future may differ from actual results. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The nature and amount of significant estimates and judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are substantially the same as those that management applied to the consolidated financial statements for the year ended December 31, 2020 other than below.

COVID-19 Uncertainty

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. Many countries, including Canada, the United States and Argentina, where the Company operates, announced mandatory emergency measures and restrictions on businesses and individuals to mitigate the spread of the virus. The outbreak and the related mitigation measures have had and will continue to have an adverse impact on global economic conditions as well as on the Company’s activities. The effects of the pandemic will ultimately depend on many factors that are out of the Company’s control, including but not limited to, the severity, extent and duration of the pandemic or any resurgences in the future, the availability of approved vaccines and the timing for completion of vaccine distribution programs around the globe, and the extent, duration and ongoing impacts of supply chain disruptions and inflationary pressures on the Company, its suppliers and contractors.

During the first nine months of 2021 construction activities at the Caucharí-Olaroz lithium project advanced while strictly complying with COVID-19 protocols developed by Minera Exar and approved by authorities in Jujuy province where the project is located. Construction costs related to the Caucharí-Olaroz lithium project continue to be capitalized in accordance with the Company’s policy, including costs arising from construction of the project during the pandemic such as testing and quarantining of employees, rental of additional camp facilities in order to comply with social distancing requirements, and other additional contractors’ costs as a result of COVID-19 restrictions.

Functional Currency

Items included in the financial statements of the Company and each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). Effective January 1, 2021, the functional currency of Lithium Americas changed from the Canadian dollar to the US dollar as a result of the significant US dollar proceeds from equity offerings and increasing US dollar denominated expenditures. The change in functional currency was accounted for on a prospective basis, with no impact of this change on prior year comparative information.

Long-Term Receivable from JEMSE

In Q2 2021 JEMSE completed the exercise of its ownership right to an 8.5% interest in Minera Exar. As  consideration for this interest, JEMSE will reimburse its $23,496 pro rata (8.5%) share of the equity financing for the construction of the Cauchari-Olaroz project to the Company and Ganfeng through the assignment of one-third of the dividends otherwise payable to JEMSE in future periods.

7

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

As a result of JEMSE exercising its right, the Company recognized a reduction in its ownership interest in Minera Exar in exchange for a long-term receivable from JEMSE with an estimated initial fair value of $5,800.

The fair value of the long-term receivable from JEMSE was calculated by discounting the Company’s share of JEMSE’s future payments, assuming payments start after 5 years and a 10% discount rate. Estimation of the timing of payment is based on the status of construction and expected cash flows of Minera Exar (Note 6).

Newly Adopted Accounting Standards and Amendments

The Company adopted Interest Rate Benchmark Reform - Phase 2: Amendments to IFRS 9, IAS 39, IFRS 4 and IFRS 16 (the "Phase 2 Amendments") effective on January 1, 2021. Interest rate benchmark reform ("Reform") refers to a global reform of interest rate benchmarks, which includes the replacement of some interbank offered rates with alternative benchmark rates.

The Phase 2 Amendments provide a practical expedient requiring the effective interest rate to be adjusted when accounting for changes in the basis for determining the contractual cash flows of financial assets and liabilities that relate directly to the Reform, rather than applying modification accounting which might have resulted in a gain or loss. In addition, the Phase 2 Amendments require disclosures to assist users in understanding the effect of the Reform on the Company's financial instruments and risk management strategy. The Company’ senior Credit Facility and Limited Recourse Loan Facility as defined in Note 8 are indexed to London interbank offered rates ("LIBOR") that have not yet transitioned to alternative benchmark rates at the end of the current reporting period.

4.	CASH AND CASH EQUIVALENTS

	September 30, 2021	December 31, 2020
	$	$
Cash	33,916	148,070
Short-term bank deposits	448,226	-
	482,142	148,070

As at September 30, 2021, $2,319 of cash and short-term deposits were held in Canadian dollars (December 31, 2020 – $3,165), and $479,823 of cash and short-term deposits were held in US dollars (December 31, 2020 – $144,905). Cash and short-term deposits earn interest between 0.2%-0.4%.

5.	INVESTMENT IN ARENA MINERALS

On July 23, 2021, the Company acquired 42,857 common shares and 21,429 share purchase warrants of Arena Minerals Inc. (TSX-V: AN) (Arena Minerals) in a private placement for total consideration of CDN$6,000 ($4,794). Each warrant entitles the holder to acquire one common share of Arena Minerals at CDN$0.25 for a period of 24 months from the date of issuance. Pursuant to the agreement, Lithium Americas has the right (i) to participate in future Arena Minerals financings to maintain its pro rata ownership interest in Arena Minerals if the Company maintains at least a 7.5% interest in Arena Minerals; and (ii) to appoint a nominee to the Arena Minerals board of directors if the Company maintains at least a 10% interest in Arena Minerals. At September 30, 2021, the Company owned approximately 12.6% of the issued and outstanding shares of Arena Minerals.

8

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

5.	INVESTMENT IN ARENA MINERALS (continued)

The Company has significant influence over Arena Minerals by virtue of its shareholdings and its right to appoint a nominee director to the board of Arena Minerals. As such, the investment in Arena Minerals is accounted for under the equity method of accounting. Share purchase warrants to acquire Arena Mineral’s shares are derivatives and accounted for at fair value with changes in fair value recorded in the income statement.

At the acquisition date the investment in Arena Minerals shares was recorded at $3,435 and the warrants at $1,341. For the quarter ended September 30, 2021, the Company recognized a $170 share of loss in Arena Minerals under the equity method of accounting, resulting in a balance for the investment of $3,265 at September 30, 2021.

The Arena Minerals warrants had an estimated fair value of $2,794 at September 30, 2021. The fair value of the warrants was estimated using a Black-Scholes valuation model with the following inputs: volatility of 202%, a risk-free rate 0.52%, expected dividend of 0%, and expected life 2 years. A gain on fair value of $1,453 was recognized in Finance and other income in the income statement.

6.	INVESTMENT IN CAUCHARI-OLAROZ PROJECT

As at September 30, 2021 the Company, Ganfeng and JEMSE are 44.8%, 46.7% and 8.5% shareholders, respectively, of Minera Exar, the company that holds the Cauchari-Olaroz project located in the Jujuy province, Argentina. The Company and Ganfeng are parties to a shareholders’ agreement concerning management of the project and are entitled to share in the project’s production on a 49%/51% basis. Construction costs are also shared on the same 49%/51% pro rata basis between the Company and Ganfeng. The shareholders’ agreement regulates key aspects of governance of the project, which provides the Company with significant influence over Minera Exar and strong minority shareholder protective rights.

In addition, the Company and Ganfeng are 49% and 51% shareholders, respectively, in Exar Capital B.V. (“Exar Capital”), the company that provides financing to Minera Exar for the purpose of advancing construction of the Cauchari-Olaroz project (the investment in Minera Exar and Exar Capital together, the “Investment in Cauchari-Olaroz project”). Minera Exar and Exar Capital are accounted for using the equity method of accounting.

JEMSE Transaction

JEMSE acquired an 8.5% (4.2% from the Company and 4.3% from Ganfeng) equity interest in Minera Exar on April 4, 2021 (the “JEMSE Transaction”). The right to acquire the 8.5% interest (the “Acquisition Right”) was originally granted under a letter of intent signed in 2012 to comply with Province of Jujuy regulations regarding government participation in mineral projects.

Pursuant to closing the JEMSE Transaction, JEMSE has agreed to reimburse the Company and Ganfeng its $23,496 pro rata (8.5%) share of the equity financing for the construction of the Cauchari-Olaroz project in past years through the assignment of one-third of the dividends otherwise payable to JEMSE in future periods.

The annual distribution of dividends by Minera Exar to all shareholders, including JEMSE, will only be considered once all commitments of Minera Exar related to Cauchari-Olaroz project debt have been met.

9

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

6.	INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

Upon closing of the JEMSE Transaction, the Company recognized a long-term receivable from JEMSE of $5,800 and a $4,712 loss, which was calculated as follows:

$
Fair value of the Company's 49% of JEMSE's $23,496 payment for shares	5,800
Carrying value of the Company's disposed share of Investment in Minera Exar	(10,512)
Loss on the 2021 JEMSE Transaction	(4,712)

The long-term receivable from JEMSE is estimated by discounting the Company’s share of JEMSE future payments to present value, assuming payments start after 5 years and using a 10% discount rate. Estimation of timing for payments is based on the status of construction and expected cash flows of Minera Exar. During the period ended September 30, 2021, the Company recognized $284 amortization of discount for the receivable.

2020 Cauchari Transaction

On August 27, 2020, the Company closed a transaction with Ganfeng whereby Ganfeng subscribed, through a wholly-owned subsidiary, for newly issued shares of Minera Exar, for cash consideration of $16,327, increasing its interest in the Cauchari-Olaroz project from 50% to 51%, with Lithium Americas holding the remaining 49% interest.

In addition, the Company and Ganfeng restructured Exar Capital to reflect the parties’ 49%/51% proportionate ownership of Minera Exar. As part of this restructuring, Ganfeng provided $40,000 to Exar Capital in non-interest-bearing loans, repayable in 2029 (with a right for an additional one-year extension by the Company or Ganfeng) and contributed $689 to Exar Capital’s equity to increase its interest from 37.5% to 51%. Proceeds of the loans from Ganfeng were used by Exar Capital to repay $40,000 of loans owed to Lithium Americas (the Minera Exar and Exar Capital transactions together, the “2020 Cauchari Transaction”).

Upon closing of the 2020 Cauchari Transaction, Ganfeng became the controlling shareholder of Minera Exar and Exar Capital while Lithium Americas received fulsome minority shareholder protective rights. The Company retains significant influence over Minera Exar and Exar Capital and, as a result, is equity accounting for these investments from the closing of the 2020 Cauchari Transaction. Prior to closing the transaction, the Company had been consolidating its 50% share of the Cauchari-Olaroz project and accounting for its investment as a joint operation.

10

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

6.	INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

Loans to Minera Exar and Exar Capital

The Company has entered into loan agreements with Minera Exar and Exar Capital to fund construction of the Cauchari-Olaroz project. Changes in the loans’ balances are summarized below.

$
Loans to Exar Capital, as at December 31, 2019	37,959
Loans to Exar Capital	14,500
Initial difference between the face value and the fair value of loans to Exar Capital	(7,746)
Elimination of loans as a result of Joint Operation accounting	(3,377)
Accrued interest	3,337
Loans to Exar Capital prior to the 2020 Cauchari Transaction	44,673
Loans to Exar Capital after the 2020 Cauchari Transaction	14,700
Initial difference between the face value and the fair value of loans to Exar Capital	(7,265)
Reversal of elimination of loans as a result of the 2020 Cauchari Transaction	28,132
Derecognition of share of loans from Exar Capital to Minera Exar as a result of the 2020 Cauchari Transaction	(26,368)
Repayment of loans as a result of the 2020 Cauchari Transaction	(40,000)
Gain on early repayment of the $40,000 loans	19,608
Accrued interest	1,082
Loans to Exar Capital, as at December 31, 2020	34,562
Loans to Exar Capital	52,920
Initial difference between the face value and the fair value of loans to Exar Capital	(26,038)
Accrued interest	3,880
Loans to Exar Capital, as at September 30, 2021	65,324

Loans by the Company and Ganfeng to Exar Capital are non-interest bearing. During the nine months ended September 30, 2021, loans were provided by the Company to Exar Capital in the amount of $52,920, and by Ganfeng in the amount of $55,080. Such loans funded the respective 49% and 51% shares of Cauchari-Olaroz construction costs. The Company accounts for its loans initially at fair value and subsequently at amortized cost.

The fair value of the loans at inception was calculated using a discounted cash flow valuation method applying market interest rates. The difference between the face value and the fair value of the loans provided was recognized as part of the Investment in the Cauchari-Olaroz project.

11

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

6.	INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

Investment in Cauchari-Olaroz Project

Changes in the Investment in Cauchari-Olaroz Project are summarized below:

	Minera Exar S.A.	Exar Capital B.V.	Total
	$	$	$
Investment in Cauchari-Olaroz Project, as at December 31, 2019	-	-	-
Recognition of Investment in Cauchari-Olaroz Project	119,537	2,287	121,824
Contribution to Investment in Cauchari-Olaroz Project	853	7,265	8,118
Share of income of Cauchari-Olaroz Project	2,113	4,200	6,313
Elimination of unrealized gain on intercompany transactions	-	(4,861)	(4,861)
Investment in Cauchari-Olaroz Project, as at December 31, 2020	122,503	8,891	131,394
Contribution to Investment in Cauchari-Olaroz Project	1,429	26,038	27,467
Share of income of Cauchari-Olaroz Project	-	11,992	11,992
Elimination of unrealized gain on intercompany transactions	-	(15,321)	(15,321)
Share of decrease in Minera Exar net assets as a result of the JEMSE Transaction	(10,512)	-	(10,512)
Investment in Cauchari-Olaroz Project, as at September 30, 2021	113,420	31,600	145,020

Minera Exar’s Commitments and Contingencies

As at September 30, 2021, Minera Exar had the following commitments (on a 100% basis):

•	A $200 royalty due annually in May and expiring in 2041.
•

Agreements to provide aboriginal programs to communities located in the Cauchari-Olaroz project area, having terms ranging from five to thirty years, and annual fee payments of $260 in 2021, $332 in 2022 and $443 between 2023 and 2061 if these agreements are extended for the life of the project and provided that such annual fees are subject to change from time to time based on negotiations between the parties. Minera Exar’s obligations to make the payments are subject to continued development of the project and commencement and continuation of production at the project.

•	Commitments related to construction contracts of $3,191.

Los Boros Option Agreement

On September 11, 2018, Minera Exar exercised a purchase option agreement (“Option Agreement”) with Grupo Minero Los Boros (“Los Boros”), entered into on March 28, 2016, for the transfer of title to Minera Exar of certain mining properties that comprised a portion of the Cauchari-Olaroz Project.

Under the terms of the Option Agreement, Minera Exar paid $100 upon signing and exercised the purchase option for total consideration of $12,000 to be paid in sixty quarterly installments of $200. The first installment payment became due and was paid on the third anniversary of the purchase option exercise date, being September 11, 2021. As security for the transfer of title of the mining properties, Los Boros granted to Minera Exar a mortgage over the mining properties for $12,000. In addition, in accordance with the Option Agreement, on November 27, 2018, Minera Exar paid Los Boros a $300 royalty which was due within 10 days of the start date of construction of the commercial plant.

12

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

6.	INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

Pursuant to the Option Agreement, a 3% net profit interest royalty (the “Los Boros Royalty”) is payable to Los Boros by Minera Exar annually within 10 business days after calendar year end, in Argentinian pesos, for a period of 40 years.

Minera Exar has the right to cancel the first 20 years of the Los Boros Royalty in exchange for a one-time payment of $7,000 and the second 20 years for an additional payment of $7,000.

7.	PROPERTY, PLANT AND EQUIPMENT

	Cauchari-Olaroz[1]	Equipment and machinery	Other[2]	Total
	$	$	$	$
Cost
As at December 31, 2019	158,309	951	1,889	161,149
Additions	59,853	247	283	60,383
Capitalization of interest	5,132	-	-	5,132
Deconsolidation	(223,294)	-	-	(223,294)
Disposals	-	-	(83)	(83)
Foreign exchange	-	-	19	19
As at December 31, 2020	-	1,198	2,108	3,306
Additions	-	25	2,250	2,275
Disposals	-	-	(452)	(452)
As at September 30, 2021	-	1,223	3,906	5,129

	Cauchari-Olaroz[1]	Equipment and machinery	Other[2]	Total
	$	$	$	$
Accumulated depreciation
As at December 31, 2019	1,455	197	573	2,225
Depreciation for the period	279	274	380	933
Deconsolidation of Minera Exar fixed assets	(1,734)	-	-	(1,734)
Disposals	-	-	(53)	(53)
As at December 31, 2020	-	471	900	1,371
Depreciation for the period	-	255	346	601
Disposals	-	-	(332)	(332)
As at September 30, 2021	-	726	914	1,640

	Cauchari-Olaroz[1]	Equipment and machinery	Other[2]	Total
	$	$	$	$
Net book value
As at December 31, 2020	-	727	1,208	1,935
As at September 30, 2021	-	497	2,992	3,490

1 Prior to closing the 2020 Cauchari Transaction, this includes the Company’s 50% share of the Cauchari-Olaroz project construction costs and project-related costs incurred directly by the Company (Note 6).

2 “Other” category includes right of use assets with costs of $2,877 cost and accumulated depreciation of $547 as at September 30, 2021.

13

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

8.	LONG-TERM LIABILITIES

	September 30, 2021	December 31 2020
	$	$
Current portion of long-term liabilities
Accrued interest	1,739	3,056
Other liabilities	520	494
	2,259	3,550
Long-term liabilities
Credit facility (net of financing costs)	144,901	95,068
Limited Recourse Loan Facility	27,471	26,153
Other liabilities	7,612	5,719
	179,984	126,940
	182,243	130,490

Credit Facility

During the nine months ended September 30, 2021, the Company drew $50,120 on its $205,000 senior credit facility, comprised of $32,578 from Ganfeng and $17,542 from BCP Innovation Pte Ltd. The total drawn under the facility as at September 30, 2021, was $145,870. The credit facility has a term of six years from August 8, 2018, with an interest rate of 8.0% for the first three years that increases to 8.5% in year four, 9.0% in year five and 9.5% in year six. Repayments of borrowings made under the credit facility must start on August 8, 2022, being the fourth anniversary of the first drawdown date, in an amount equal to 75% of Minera Exar’s Free Cash Flow (as defined in the credit facility agreement).

As security for the facility, the Company granted to the lenders a first priority security interest in all assets except those that represent its ownership interest in the Cauchari-Olaroz Project.

Limited Recourse Loan Facility

In October 2018, Ganfeng provided Lithium Americas with a $100,000 unsecured, limited recourse, subordinated loan facility (the “Limited Recourse Loan Facility”) bearing an interest rate of 6-month LIBOR plus 5.5% (subject to an aggregate maximum interest rate of 10% per annum). The loan facility is repayable in an amount of 50% of Minera Exar’s Free Cash Flows (as defined in the credit facility agreement).

Repayment will start once the Company’s obligations to repay the $205,000 senior credit facility are met. As at September 30, 2021, the Company had drawn $20,000 on the $100,000 Limited Recourse Loan Facility to fund development expenditures on the Cauchari-Olaroz project and an additional $4,708 to fund the payment of interest under the $205,000 senior credit facility. Accrued interest under the facility, included in long-term liabilities, was $2,763 as at September 30, 2021.

The $205,000 senior credit facility and the Limited Recourse Loan Facility contain operating and reporting covenants, which the Company was in compliance with as at September 30, 2021.

Other Liabilities

Other liabilities consist of the $1,909 lease liabilities and the $5,703 mining contractor liability. During Q2 2019, Lithium Nevada entered into a mining design, consulting and mining operations agreement with a mining contractor for its Thacker Pass project. In accordance with the agreement, Lithium Nevada received $3,500 from the mining contractor in seven consecutive equal quarterly instalments, of which $1,500 was received in 2019 and $2,000 was received in 2020. These amounts are included in the mining contractor liability balance.

14

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

8.	LONG-TERM LIABILITIES (continued)

Lithium Nevada will pay a success fee to the mining contractor of $4,650 payable upon achieving commercial mining milestones or repay $3,500 without interest if a final project construction decision is not made by 2024.

The mining contractor has also been providing mining design and consulting services, which are accrued and included in the mining contractor liability and are payable on the earlier of December 31, 2024 or 90 days after the start of production at the Thacker Pass project.

9.	SHARE CAPITAL AND EQUITY COMPENSATION

Share Capital

On January 22, 2021, Lithium Americas closed an underwritten public offering of 18,182 shares, including 2,273 shares following the exercise in full by the underwriters of their over-allotment option. The shares were issued at a price of $22.00 each for gross proceeds to the Company of approximately $400,000.

Equity Incentive Plan

Restricted Share Units

During the nine months ended September 30, 2021, the Company granted 250 (2020 – 788) RSUs to its employees and consultants. The total estimated fair value of the RSUs was $3,366 (2020 - $2,018) based on the market value of the Company’s shares on the grant date. As at September 30, 2021, there was $1,217 (2020 - $672) of total unamortized compensation cost relating to unvested RSUs. During the nine months ended September 30, 2021, stock-based compensation expense related to RSUs of $1,190 was charged to expenses (2020 - $2,910) and $1,622 recorded against accrued liabilities.

A summary of changes to the number of outstanding RSUs is as follows:

Number of RSUs (in 000's)
Balance, RSUs outstanding as at December 31, 2019	2,388
Converted into shares	(886)
Granted	810
Forfeited	(22)
Balance, RSUs outstanding as at December 31, 2020	2,290
Converted into shares	(123)
Granted	250
Balance, RSUs outstanding as at September 30, 2021	2,417

15

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

9.	SHARE CAPITAL AND EQUITY COMPENSATION (continued)

Deferred Share Units

During the nine months ended September 30, 2021, the Company granted 18 DSUs (2020 – 110) as compensation to independent directors with a total estimated fair value of $253 (2020 – $358).

Number of DSUs (in 000's)
Balance, DSUs outstanding as at December 31, 2019	228
Granted	121
Converted into shares	(131)
Balance, DSUs outstanding as at December 31, 2020	218
Granted	18
Balance, DSUs outstanding as at September 30, 2021	236

Stock Options

No stock options were granted by the Company during the nine months ended September 30, 2021 and 2020. Stock options outstanding and exercisable as at September 30, 2021 are as follows:

Range of Exercise Prices CDN$	Number outstanding and exercisable as at September 30, 2021 (in 000's)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (CDN$)

$4.90 - $5.00	579	0.5	4.92
$8.05 - $11.07	1,103	1.0	8.19
	1,682	0.8	7.06

A summary of changes to stock options outstanding is as follows:

	Number of Options (in 000's)	Weighted Average Exercise Price, (CDN$)
Balance, stock options outstanding as at December 31, 2019	3,731	5.94
Exercised	(1,233)	(5.19)
Expired	(195)	(8.99)
Balance, stock options outstanding as at December 31, 2020	2,303	6.05
Exercised	(612)	(3.05)
Expired	(9)	(4.90)
Balance, stock options outstanding as at September 30, 2021	1,682	7.06

16

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

9.	SHARE CAPITAL AND EQUITY COMPENSATION (continued)

The weighted average share price at the time of exercise of options during the nine months ended September 30, 2021 was CDN$20.00 (2020 – CDN$10.80). During the nine months ended September 30, 2021, 310 (2020 – 416) options were exercised under the cashless exercise provision of the Company’s stock option plan, resulting in the issuance of 258 (2020 – 194) shares of the Company.

Performance Share Units (“PSUs”)

162 PSUs were granted by the Company during the nine months ended September 30, 2021 and none in 2020. As at September 30, 2021, there was $2,636 (2020 - $2,051) of total unamortized compensation cost relating to unvested PSUs.

The fair value of the PSUs is estimated on the date of grant using a valuation model based on Monte Carlo simulation with the following assumptions used for the grants made during the period:

January 4,
2021
Number of PSUs granted	162
Risk-free interest rate	0.17%
Dividend rate	0%
Annualized volatility	76.0%
Peer Group average volatility	72.2%
Estimated forfeiture rate	10.0%
Fair value per PSU granted	19.72

During the nine months ended September 30, 2021, equity compensation expense related to PSUs of $2,035 was charged to operating expenses (2020 - $1,294).

A summary of changes to the number of outstanding PSUs is as follows:

Number of PSUs (in 000's)
Balance, PSUs outstanding as at December 31, 2019	1,010
Cancelled	(11)
Balance, PSUs outstanding as at December 31, 2020	999
Granted	162
Balance, PSUs outstanding as at September 30, 2021	1,161

17

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

10.	RELATED PARTY TRANSACTIONS

Minera Exar, the Company’s equity-accounted investee, has entered into the following transactions with companies controlled by the family of its President, who is also a director of Lithium Americas:

-

Los Boros Option Agreement, entered into with Grupo Minero Los Boros on March 28, 2016, for the transfer to Minera Exar of title to certain mining properties that comprised a portion of the Cauchari-Olaroz Project (refer to Note 6).

-	Construction services contract for Cauchari-Olaroz Project with Magna Construcciones S.R.L., expenditures under which were $6,749 during the nine months ended September 30, 2021.

During the nine months ended September 30, 2021, director’s fees paid by Minera Exar to its President, who is also a director of Lithium Americas, totaled $54 (2020 - $55).

During the nine months ended September 30, 2021, the Company paid $646, of which $300 was paid in cash and $346 in RSUs, to its former director and President, South American Operations, in accordance with his employment agreement. Concurrently, the parties entered into a 12-month advisory consulting agreement with a monthly fee of $14.

The amounts due to related parties arising from such transactions are unsecured, non-interest bearing and have no specific terms of payment. Transactions with Ganfeng, a related party of the Company by virtue of its position as a shareholder and a lender to the Company, are disclosed in Notes 6, 8 and 16.

Compensation of Key Management

Key management includes the directors of the Company and the executive management team. The remuneration of directors and members of the executive management team was as follows:

	September 30, 2021	September 30, 2020
	$	$
Equity compensation	1,719	3,023
Salaries, bonuses, benefits and directors' fees included in general and administrative expenses	1,280	2,033
Salaries, bonuses and benefits included in exploration and evaluation expenditures	261	368
Salaries and benefits capitalized to Investment in Cauchari-Olaroz Project	664	907
	3,924	6,331

	September 30, 2021	December 31, 2020
	$	$
Total due to directors and executive team	225	1,676

18

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

11.	GENERAL AND ADMINISTRATIVE EXPENSES

The following table summarizes the Company’s general and administrative expenses:

	September 30, 2021	September 30, 2020
	$	$
Salaries, benefits and directors' fees	2,405	2,748
Office and administration	2,070	937
Professional fees	1,789	820
Regulatory and filing fees	344	162
Travel	40	22
Investor relations	357	183
Depreciation	181	145
	7,186	5,017

12.	EXPLORATION AND EVALUATION EXPENDITURES

The following table summarizes the Company’s exploration and evaluation expenditures related to Thacker Pass and other project expenditures:

	September 30, 2021	September 30, 2020
	$	$
Engineering	17,196	6,892
Consulting and salaries	4,768	3,170
Permitting and environmental	1,689	1,747
Field supplies and other	783	383
Depreciation	396	331
Drilling and geological expenses	1,070	450
Total exploration and evaluation expenditures	25,902	12,973

19

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

13.	SEGMENTED INFORMATION

The Company operates in three operating segments and three geographical areas. The Thacker Pass project is in the exploration and evaluation stage and the Cauchari-Olaroz Project is in the development stage. From August 16, 2019 to August 27, 2020, the Cauchari-Olaroz project was accounted for as a joint operation. From closing of the 2020 Cauchari Transaction, the project is accounted for using the equity method (Note 6). The Organoclay segment, classified as a discontinued operation, was wound up in 2019 and its assets were sold in Q1 2021.

The Company’s reportable segments are summarized in the following tables:

	Organoclay $	Thacker Pass $	Cauchari- Olaroz $	Corporate $	Total $
As at September 30, 2021
Property, plant and equipment	-	2,336	-	1,154	3,490
Exploration and evaluation assets	-	5,636	-	-	5,636
Total assets	-	10,052	216,428	489,687	716,167
Total liabilities	-	(11,919)	-	(176,828)	(188,747)
For the nine months ended September 30, 2021
Property, plant and equipment additions		1,699	-	576	2,275
Income from discontinued operations	116	-	-	-	116
Net income/(loss)	116	(28,550)	(1,959)	(16,072)	(46,465)
Exploration and evaluation expenditures	-	(25,902)	-	-	(25,902)
Depreciation	-	(419)	-	(182)	(601)
For the three months ended September 30, 2021
Property, plant and equipment additions		1,603	-	495	2,098
Income from discontinued operations	26	-	-	-	26
Net Income/(loss)	26	(13,410)	(862)	(2,967)	(17,213)
Exploration and evaluation expenditures		(12,376)	-	-	(12,376)
Depreciation		(173)	-	(83)	(256)

	Organoclay $	Thacker Pass $	Cauchari- Olaroz $	Corporate $	Total $
As at December 31, 2020
Property, plant and equipment	-	1,175	-	760	1,935
Assets held for sale	3,926	-	-	-	3,926
Exploration and evaluation assets	-	4,342	-	-	4,342
Total assets	4,169	6,437	131,394	184,723	326,723
Total liabilities	(552)	(7,000)	-	(128,468)	(136,020)
For the nine months ended September 30, 2020
Property, plant and equipment additions	-	204	64,985	8	65,197
Loss from discontinued operations	(884)	-	-	-	(884)
Net (loss)/income	(884)	(13,005)	(2,573)	(10,031)	(26,493)
Exploration and evaluation expenditures	-	(12,041)	(932)	-	(12,973)
Depreciation	-	(350)	(279)	(125)	(754)
For the three months ended September 30, 2020
Property, plant and equipment expenditures	-	3	12,883	4	12,890
Loss from discontinued operations	(185)	-	-	-	(185)
Net Loss	(185)	(3,291)	(814)	(2,195)	(6,485)
Exploration and evaluation expenditures	-	(3,164)	(121)	-	(3,285)
Depreciation	-	(125)	(57)	(41)	(223)

20

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

13.	SEGMENTED INFORMATION (continued)

The Company’s non-current assets and revenues of the discontinued operation are segmented geographically as follows:

	Canada $	United States $	Argentina $	Total $
Non-current assets (1)
As at September 30, 2021	1,154	7,972	148,285	157,411
As at December 31, 2020	760	5,517	131,394	137,671
Revenue of the discontinued operation
For nine months ended September 30, 2021	-	-	-	-
For nine months ended September 30, 2020	-	669	-	669

1Non-current assets attributed to geographical locations exclude financial and other assets.

14.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Supplementary disclosure of the Company’s non-cash transactions is provided in the table below.

	September 30, 2021	December 31, 2020
	$	$
Change in accounts payable related to financings	79	80

	September 30, 2021	September 30, 2020
	$	$
Interest paid	8,415	7,346
Income taxes paid	-	-

21

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

15.	FINANCIAL INSTRUMENTS

Financial instruments recorded at fair value on the consolidated statements of financial position and presented in fair value disclosures are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.  The fair value hierarchy has the following levels:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

Level 3 – Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist.  A financial instrument is classified in the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. Other than warrants acquired as part of the Arena Minerals investment the Company did not have any financial instruments measured at fair value on the statement of financial position on a recurring basis. As at September 30, 2021, the fair value of financial instruments not measured at fair value approximate their carrying value. Arena Minerals warrants are a level 2 fair value hierarchy instrument (refer to Note 5).

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The Company manages risks to minimize potential losses. The main objective of the Company’s risk management process is to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks.  The principal risks which impact the Company’s financial instruments are described below.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents, receivables, long-term receivable from JEMSE, and loans to Exar Capital. The Company’s maximum exposure to credit risk for cash, cash equivalents, receivables, long-term receivable from JEMSE, and loans to Exar Capital is the amount disclosed in the consolidated statements of financial position. The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions and invests only in short-term obligations that are guaranteed by the Canadian government or by Canadian and US chartered banks with expected credit losses estimated to be de minimis. The Company and its subsidiaries, including its investee Minera Exar, may from time to time make short-term investments into Argentinian government securities, financial instruments guaranteed by Argentinian banks and other Argentine securities. These investments may or may not realize short term gains or losses. Management believes that the credit risk concentration with respect to financial instruments included in cash, cash equivalents, receivables, long-term receivable from JEMSE, and loans to Exar Capital is minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity is to evaluate current and expected liquidity requirements under both normal and stressed conditions to estimate and maintain sufficient reserves of cash and cash equivalents to meet its liquidity requirements in the short and long term. As the industry in which the Company operates is very capital intensive, the majority of the Company’s spending or that of its investees is related to its capital programs. The Company prepares annual budgets, which are regularly monitored and updated as considered necessary.

As at September 30, 2021, the Company had a cash and cash equivalents balance of $482,142 to settle current liabilities of $8,437.

22

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

15.	FINANCIAL INSTRUMENTS (continued)

The following table summarizes the contractual maturities of the Company’s financial liabilities on an undiscounted basis:

		Years ending December 31,
	2021	2022	2023	2024 and later	Total
	$	$	$	$	$
Credit and loan facilities¹	-	12,303	13,128	159,743	185,174
Accounts payable and accrued liabilities	6,178	-	-	-	6,178
Obligations under office leases¹	118	619	613	1,303	2,653
Other obligations¹	16	30	8	5,738	5,792
Total	6,312	12,952	13,749	166,784	199,797

¹Credit and loan facilities, Obligations under office leases and Other obligations include principal and interest/finance charges.

Market Risk

Market risk incorporates a range of risks.  Movement in risk factors, such as market price risk and currency risk, affect the fair values of financial assets and liabilities. The Company is exposed to a foreign currency risk as disclosed below.

Foreign Currency Risk

The Company’s operations in foreign countries are subject to currency fluctuations and such fluctuations may affect the Company’s financial results. The Company reports its financial results in United States dollars (“US$”) and incurs expenditures in Canadian dollars (“CDN$”) and US$ with the majority of the expenditures being incurred in US$ by the Company’s subsidiaries and investees. The Company and its subsidiaries and associates have a US$ functional currency. As at September 30, 2021, the Company held $2,319 in CDN$ denominated cash and cash equivalents. Strengthening/(weakening) of a US$ exchange rate versus CDN$ by 10% would have resulted in a foreign exchange (loss)/gain for the Company of $232 at September 30, 2021.

16.	SUBSEQUENT EVENTS

Subsequent to quarter end, the Company received a $7,350 drawdown from its Credit Facility to fund development expenditures on the Cauchari-Olaroz Project.

On November 1, the Company submitted an unconditional offer to acquire all outstanding shares of Millennial Lithium Corp. (“Millennial”) at a price of CDN$4.70 per share, payable in a combination of Lithium Americas common shares and cash of CDN$0.001 per Millennial share, for total consideration of approximately $400,000. The Board of Directors of Millennial has determined that the offer constitutes a “superior proposal” as such term is defined under an existing arrangement agreement between Millennial and Contemporary Amperex Technology Co., Ltd. (“CATL”) dated September 28, 2021. CATL has a right to match the offer made by the Company, which is open for acceptance by CATL until 4:30 pm Pacific Time on November 16, 2021. See the respective news releases issued by the Company and Millennial on November 1, 2021 for further details.

23